                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               COBALT CORPORATION
           -----------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                  190 74W 10 0
                           ---------------------------
                                 (CUSIP Number)

                             Ben Brancel, President,
                     Wisconsin United for Health Foundation
                                        -
                  10 E. DOTY STREET SUITE 600 MADISON, WI 53701
  -----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 MARCH 23, 2001
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Section.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ------------------------------------------
CUSIP NO. 190 74W 10 0
- ------------------------------------------

- ----------- -------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WISCONSIN UNITED FOR HEALTH FOUNDATION, INC.

- ----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /1
                                                                       (b) /x/2

- ----------- -------------------------------------------------------------------
3           SEC USE ONLY


- ----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS*

            NOT APPLICABLE

- ----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                / /3
            REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)

- ----------- -------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            WISCONSIN

- ------------------------- ------ ----------------------------------------------
       NUMBER OF          7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                31,313,390, EXCEPT AS DESCRIBED IN ITEM 6
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                          ------ ----------------------------------------------
                          8      SHARED VOTING POWER

                                 0

                          ------ ----------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                 31,313,390

                          ------ ----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

- ------------------------- ------ ----------------------------------------------

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- ----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            31, 313,390
- ----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 / /4
            EXCLUDES CERTAIN SHARES*
- ----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            77.5%
- ----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            CO
- ----------- --------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock, no par value per share ("Common Stock"), of Cobalt Corporation (the "Issuer" or "Cobalt"). The principal executive offices of the Issuer are located at 401 West Michigan Street, Milwaukee, Wisconsin 53203.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Wisconsin United for Health Foundation, Inc (the "Foundation");

         (b) The business address of the foundation is 10 E. Doty Street, Suite 600, Madison, WI 53701

         (c)      The Foundation is a Wisconsin social welfare organization;

         (d)      N/A;

         (e)      N/A; and

         (f)      The Foundation is a Wisconsin non-stock corporation.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A. The Foundation received the Common Stock in connection with the conversion ("Conversion") of Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") from a Wisconsin service insurance corporation to a Wisconsin stock insurance corporation. The conversion occurred on March 23, 2001. In connection with the conversion the Foundation's then existing wholly owned subsidiary, Wisconsin BC Holdings LLC ("Holdings"), received all of the newly issued stock of BCBSUW and exchanged that stock for 31,313,390 shares of Common Stock. BCBSUW thereby became a wholly owned subsidiary of Cobalt, Holdings was dissolved and the 31,313,390 shares of Common Stock were distributed to the Foundation.

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ITEM 4.  PURPOSE OF TRANSACTION

                  The Foundation holds the Common Stock in accordance with an order ("Order") issued by the Wisconsin Office of the Commissioner of Insurance in connection with the conversion which order requires that 80 percent of the 31,313,390 shares of Common Stock be disposed of by the Foundation over approximately the next five years and the proceeds received from the disposition be used to promote the general health, welfare and economic good of the residents of Wisconsin.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Aggregate number of shares beneficially owned by the
                  Foundation: 31,313,390
                  The Foundation's shares as a percentage
                  of the class: 77.5%

         (b)      Number of shares as to which the Foundation has:
                  sole voting power:                 31,313,390 shares
                  shared voting power:               0 shares
                  sole dispositive power:            31,313,390 shares
                  shared dispositive power:          0 shares

         (c) The Foundation received all 31,313,390 shares of Common Stock on March 23, 2001 in connection with the conversion.

         (d) Pursuant to the Order, proceeds from the sale or other disposition of the Common Stock will be used to fund public health initiatives developed by the University of Wisconsin Medical School and the Medical College of Wisconsin.

         (e)      N/A.


ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

REGISTRATION RIGHTS AGREEMENT

         Pursuant to the conversion, the Issuer is a party to a registration rights agreement with the Foundation. The following is a summary of the registration rights agreement.

         PURPOSE. The registration rights agreement gives the Foundation the right to require Cobalt to register with the Securities and Exchange Commission the Foundation's shares of Common Stock for sale so that the Foundation may satisfy the divestiture deadlines contained in the voting trust and divestiture agreement (described below) without having to rely on private or other nonregistered sales. As discussed below, the registration rights agreement also gives Cobalt the option to purchase shares of Common Stock from the Foundation.

         DEMAND REGISTRATION RIGHTS. The registration rights agreement gives the Foundation the right to demand that Cobalt effect a registration with the Securities and Exchange Commission of some or all of the shares of Common Stock beneficially owned by the Foundation. This right will last for as long as the Foundation beneficially owns shares of Common Stock. However, Cobalt's obligation to effect a demand registration is subject to certain limitations.

         DEMAND PURCHASE OPTION. If the Foundation requests a demand registration, Cobalt will have the option to purchase any or all of the shares of Common Stock of which the Foundation requests registration before it must take any action. Cobalt will not have the option to purchase less than all of the shares if the market value of the shares that Cobalt elects not to purchase is less than $30 million. The purchase price per share for the shares Cobalt elects to purchase will be the average closing sale price per share of Common Stock on the New York Stock Exchange during the ten consecutive trading days ending on the second trading day immediately preceding the date the Foundation requests the demand registration. If Cobalt does not exercise this option in full, Cobalt must file a registration statement for the remaining shares, subject to certain exceptions.

         PIGGY-BACK REGISTRATION RIGHTS. In addition to the demand registration rights, the registration rights agreement also permits the Foundation to "piggy-back" on any registrations made by Cobalt. Specifically, the registration rights agreement provides that whenever Cobalt proposes to file a registration statement for a public offering of shares of Common Stock, the Foundation will have the right (i) to have any or all of the shares of Common Stock that it beneficially owns included among the securities Cobalt will register, and (ii) until it beneficially owns less than 50% of the issued and outstanding shares of Common Stock, to have any or all of its shares of Common Stock included among the securities Cobalt will register so that the Foundation is entitled to receive up to 50% of the proceeds from the offering.

         If the lead managing underwriter for an offering for which the Foundation requests piggy-back registration rights determines that marketing or other factors require a limitation on the number of shares of Common Stock the parties can sell in the offering, then Cobalt will have priority over the Foundation unless the Foundation beneficially owns more than 50% of the issued and outstanding shares of Cobalt at the time of the offering and has elected to exercise its right, as described above, to sell shares sufficient to receive up to 50% of the proceeds.

         CONTINUING OPTION TO PURCHASE THE FOUNDATION SHARES. In addition to the demand purchase option described above, beginning on the date of the earliest of:

         - the consummation of a demand registration or an offering pursuant to a piggy-back request which results in gross sale proceeds to the Foundation of at least $10 million,

         - the consummation of a private placement transaction by the Foundation resulting in gross sale proceeds to the Foundation of at least $10 million, or

         - the purchase by Cobalt of Common Stock in a private placement resulting in gross sale proceeds to the Foundation of at least $10 million,

Cobalt may purchase from the Foundation any or all of the shares of Common Stock beneficially owned by the Foundation at a price equal to (i) the average sale price of Common Stock on the New York Stock Exchange over a prescribed period of time, or (ii) the sale price received in a private placement if the Foundation has not yet exercised its demand or piggy-back registration rights. If Cobalt purchases shares of Common Stock from the Foundation pursuant to this option, it must hold the shares for 45 days before reselling them in a public or private transaction.

VOTING TRUST AND DIVESTITURE AGREEMENT

         In connection with the conversion, Blue Cross Blue Shield Association ("Association") rules required the Foundation to deposit all of its shares of Common Stock into a voting trust and to sell its shares within prescribed time periods. Accordingly, Cobalt, the Foundation and Marshall & Isley Trust Company have entered into a voting trust and divestiture agreement, which is summarized below.

         DEPOSIT OF SHARES. The Foundation deposited into a voting trust all of the Common Stock it received in the Conversion. The terms of the voting trust significantly limit the Foundation's voting rights, and the trustee of the voting trust will vote those shares in the manner described below. In addition, the Foundation may dispose of those shares only in a manner that would not violate the ownership requirements contained in Cobalt's Amended and Restated Articles of Incorporation.

         WITHDRAWAL OF SHARES. As described below, the Foundation must sell its shares of Cobalt's within prescribed periods of time. In order to sell these shares, the Foundation will need to withdraw shares from the voting trust from time to time. In order to ensure that the Foundation is selling shares in a permitted manner, the Foundation may withdraw shares from the voting trust only in order to sell such shares and then only if:

         - Cobalt registers the shares in the name of the purchaser before the Foundation withdraws them from the voting trust, so that the Foundation may not keep ownership of those shares;

         - the Foundation does not sell the shares to an affiliate of the Foundation, so that the Foundation may not keep indirect ownership of those shares;

         - the Foundation does not sell the shares to a person or entity that already owns shares of Common Stock in excess of the ownership limits contained in Cobalt's Amended and Restated Articles of Incorporation, so that the ownership limits are not violated;

         - the sale would not result in a person or entity owning shares of Cobalt in excess of the ownership limits contained in Cobalt's Amended and Restated Articles of Incorporation, so that the ownership limits are not violated; and

         - the voting trust and divestiture agreement, the registration rights agreement and Cobalt's Amended and Restated Articles of Incorporation and Bylaws permit the sale.

         VOTING OF SHARES HELD IN VOTING TRUST. In general, in order to maintain Cobalt's independence from the Foundation, the trustee of the voting trust will vote the shares of Common Stock owned by the Foundation as directed by the directors of Cobalt, except that the Foundation will decide how to vote these shares on a merger or similar business combination proposal which would result in the then existing shareholders of Cobalt owning less than 50.1% of the resulting company, or which would result in any person or entity who owned 50.1% or less of Common Stock owning more than 50.1% of the voting securities of the resulting entity. Specifically, the trustee of the voting trust will vote all of the Foundation's shares of Cobalt in the voting trust in the following manner:

         - If the matter is the election of directors of Cobalt, the trustee will vote the shares in favor of each nominee whose nomination has been approved by (i) a majority of the members of the Cobalt board of directors who were not nominated at the initiative of the Foundation or of a person or entity owning shares of Cobalt in excess of the ownership limits contained in Cobalt's Amended and Restated Articles of Incorporation (such directors being called "Independent Directors"), and
                  (ii) a majority of the entire Cobalt board of directors.

         - The trustee will vote against the removal of any director of Cobalt, and against any change to Cobalt's Amended and Restated Articles of Incorporation or Bylaws, unless (i) a majority of the Independent Directors, and (ii) a majority of the entire Cobalt board of directors, initiates or consents to such removal or amendment action.

         - In the event that any candidates are eligible for election to the board of directors who, if elected, would not qualify as Independent Directors, the trustee will vote the Foundation's shares in the same proportion and for the same candidates as voted for by the Cobalt shareholders; PROVIDED, HOWEVER, that if director seats are eligible for public shareholder representation, the trustee will be directed to vote its shares in the same proportion and for the same candidates voted for by the other Cobalt shareholders. This provision will terminate at such time as the Foundation owns less than 20% of the outstanding shares of Common Stock.

         - The trustee will vote as directed by the board of directors of the Foundation on any proposed business combination transaction that if consummated would result in (1) the then existing Cobalt shareholders, including the Foundation, owning less than 50.1% of the outstanding voting securities of the resulting entity, or (2) any person or entity who, prior to the proposed transaction, owned less than 50.1% of the outstanding Common Stock of Cobalt owning 50.1% or more of the outstanding voting securities of the resulting entity.

         - The trustee will vote in accordance with the recommendation of the Cobalt board of directors on any action requiring prior approval of the Cobalt board of directors as a prerequisite to such action becoming effective.

         In addition, unless a majority of the Independent Directors and a majority of the entire Cobalt board of directors initiates or consents to such action, neither the Foundation nor the trustee of the voting trust may:

         - nominate any candidate to fill any vacancy on the Cobalt board of directors;

         -        call any special meeting of Cobalt shareholders; or

         - take any action that would be inconsistent with the voting requirements contained in the voting trust and divestiture agreement.

         STANDSTILL. In order to maintain Cobalt's independence from the Foundation, as required by the Association, the Foundation has agreed not to take actions that a shareholder of a corporation ordinarily could take in its capacity as a shareholder. Specifically, the voting trust and divestiture agreement provides that the Foundation may not:

         - individually, or as part of a group, acquire the right to vote or dispose of any shares of Common Stock or options to purchase shares of Cobalt stock other than those shares issued to it in the conversion, unless it receives the shares in a stock split or other similar transaction;

         - enter into any agreement with any person or entity to sell shares of Cobalt, except in accordance with the voting trust and divestiture agreement and the registration rights agreement;

         - sell any of its shares of Common Stock to a person or entity if the person or entity already owns, or would own as a result of the sale transaction and any transactions related to the sale, Common Stock in excess of the ownership limit for the person or entity included in Cobalt's Amended and Restated Articles of Incorporation;

         - make any shareholder proposal for submission at an annual meeting of shareholders of Cobalt;

         -        nominate any candidate to the Cobalt board of directors; or

         - appoint any individual to fill a vacancy on the Cobalt board of directors.

         OBSERVATION RIGHTS. For so long as the Foundation beneficially owns at least 20% of the outstanding shares of Common Stock, the Foundation, through an authorized representative, will have a limited right to attend and observe all meetings and executive sessions of the Cobalt board of directors. However, the authorized representative of the Foundation will not observe any portion of a meeting during which the board of directors addresses an item of business that would pose a conflict of interest for the Foundation.

         DIVESTITURE REQUIREMENTS. The Association requires its for-profit licensees to have limitations on the ownership of their stock in order to maintain independence from the control of any single shareholder or group of shareholders. The Foundation's ownership of approximately 77.5% of the outstanding shares of Common Stock entitled to vote would ordinarily exceed the ownership limitations established by the Association. The Association has agreed to waive the ownership limitations for the Foundation provided that the Foundation satisfies a number of conditions, including selling the shares of Common Stock that it owns in the manner and within the time periods described below.

ONE-YEAR DIVESTITURE DEADLINE

         The Foundation must sell shares of Cobalt so that it beneficially owns less than 80% of the outstanding Common Stock within one year of the combination. Because the Foundation owns approximately 77.5% of Cobalt's outstanding shares entitled to vote, it should not be necessary for any sales to be effected during this period.

THREE-YEAR DIVESTITURE DEADLINE

         In addition to meeting the one-year divestiture deadline, the Foundation must sell shares of Common Stock so that it beneficially owns less than 50% of the outstanding shares of Common Stock within three years of the Combination. This three-year period is extended day for day, up to a maximum of 365 days, for each day that the Foundation does not require Cobalt to register the Foundation's shares of Common Stock under a demand registration because Cobalt had recently effected a registration of Common Stock.

FIVE-YEAR DIVESTITURE DEADLINE

         In addition to meeting the one-year divestiture deadline and the three-year divestiture deadline, the Foundation must sell shares of Common Stock so that it beneficially owns less than 20% of the outstanding shares of Cobalt within five years of the Conversion. This five-year period is extended day-by-day, up to a maximum of 730 days, for each day that the Foundation does not require Cobalt to register the Foundation's shares of Common Stock under a demand registration because Cobalt had recently effected a registration of Common Stock.

EXTENSION OF DIVESTITURE DEADLINES

         EXTENSION SOUGHT BY THE FOUNDATION. In the event that the Foundation cannot meet the divestiture deadlines, it may be able to obtain an extension if it receives Association approval. Specifically, Cobalt must extend the divestiture deadlines if:

         - the Foundation makes a good faith and reasonable determination that compliance with the divestiture deadlines would have a material adverse effect on the Foundation;

         - the Foundation advises Cobalt of its determination and the reasons for the determination and makes a reasonable request for an extension of the pending divestiture deadline; and

         - Cobalt receives written confirmation from the Association that the Foundation's request for an extension of the divestiture deadline would not cause a violation of the license agreement between Cobalt and the Association.

         EXTENSION SOUGHT BY COBALT. Similarly, Cobalt can extend the divestiture deadline for the Foundation without a prior request by the Foundation. Any such extension is subject to prior approval of the Association. Specifically, Cobalt may extend the divestiture deadlines if Cobalt makes a good faith determination that compliance with the divestiture deadlines would have a material adverse effect on Cobalt or any of its shareholders, other than the Foundation, and if Cobalt receives written confirmation from the Association that the extension of the divestiture deadline requested by Cobalt would not cause a violation of the license agreement between Cobalt and the Association.

FAILURE TO MEET DIVESTITURE DEADLINES

         It is possible that the Foundation will not be able to meet the divestiture deadlines. If the Foundation fails to meet a divestiture deadline, Cobalt will arrange for the sale of those shares of Common Stock that the agreement required the Foundation to sell and will pay the proceeds received in the sale to the Foundation, after deducting the expenses incurred by Cobalt. The sale of these shares would likely require registration with the Securities and Exchange Commission. Registration is an expensive and time consuming process. Thus, the sale of these shares may take considerable time to complete. The Foundation will pay the expenses of the sale. Until sold, the trustee of the voting trust will vote those shares of Cobalt as described in this document.

         If the Foundation is the sole shareholder of Cobalt at a time when the Foundation has failed to meet any divestiture deadline and when a change of control has been proposed, then the shares which the Foundation should have sold will be voted in favor of the proposed change of control.

         DIVIDENDS. In the future, Cobalt may declare and pay dividends on the outstanding shares of Common Stock. The Foundation will be entitled to receive all cash dividends paid on the shares of Common Stock held in the voting trust, after the trustee deducts its fees and expenses. Any stock dividends paid on the shares of Common Stock held in the voting trust will be subject to the voting trust as if originally deposited in the voting trust.

          TERMINATION OF VOTING TRUST AND DIVESTITURE AGREEMENT. The voting trust and divestiture agreement will terminate once the trustee receives notice from Cobalt and the Foundation that the Foundation beneficially owns less than 5% of the outstanding shares of Common Stock. At that point, the restrictions and deadlines in the voting trust and divestiture agreement will no longer apply, and the Foundation will have satisfied the divestiture deadlines.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Registration Rights Agreement between the Foundation and Cobalt dated March 23, 2001.

         2. Voting Trust and Divestitive Agreement between the Foundation, Cobalt and Marshall & Ilsley Trust Company dated March 23, 2001.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 30, 2001            WISCONSIN UNITED FOR HEALTH FOUNDATION, INC .


                                   By: /s/ Ben Brancel
                                       -----------------------------------------
                                           Ben Brancel, President